NEWS RELEASE
September 22, 2009	News Release 06-2009

WESTERN COPPER ANNOUNCES BOARD OF DIRECTORS CHANGES

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce the appointment of Mr. Robert Byford as a new Director of the Company and informs that, effective today, Mr. Ross Beaty has resigned from his position of Co-Chairman and Director.

"I would like to thank Ross for his valued contribution to the Company and I am pleased that Mr. Byford has agreed to serve on Western Copper’s Board of Directors," said Dale Corman, President & CEO. "His valuable expertise will be a great asset to the Board and to the Company."

Mr. Byford is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as Chartered Accountant in 1971. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983, Mr. Byford became Managing Partner of the B.C. Region consulting practice and was a founding partner of the firm’s corporate finance practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters.

The Board acknowledges Mr. Beaty’s contributions in guiding the company since the merger of Western Copper with Lumina Resources in November 2006 and wishes him success in his future endeavors.

“I have enjoyed my time on Western Copper’s Board and intend to step down to focus my time on my new geothermal company, Magma Energy Corp., but I will be available to serve as an advisor to assist where I can to enable Western Copper to continue to advance its prospects and opportunities” said Ross Beaty. “I look forward to remaining a Western Copper shareholder for many years in order to gain exposure to all its projects and plans as they mature in coming years”.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
President & CEO

For more information please contact Paul West-Sells, EVP Corporate Development or Chiara Orrigoni, Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com